U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                                WELLPOINT, INC.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):

                              CtW Investment Group

May 3, 2012

Dear fellow WellPoint shareholders:

The CtW Investment Group, alongside a coalition of institutional investors, is urging shareholders VOTE NO on two nominees to the board of WellPoint because of political spending, disclosure and governance issues.

Late last week, Institutional Shareholder Services (ISS) issued a report recommending a vote in favor of WellPoint's incumbent board members in the election of directors and against the shareholder proposal seeking greater disclosure and accountability. UNFORTUNATELY, THE CTW INVESTMENT GROUP BELIEVES ISS'S ANALYSIS IS DEEPLY FLAWED, failing to examine the risks to shareholder value from WellPoint's political spending and the potential size of the disclosure gap represented by undisclosed "special assessments" to trade associations. AS A RESULT, INVESTORS THAT RELY ON ISS MAY UNWITTINGLY GIVE WELLPOINT THE GREEN LIGHT TO CONTINUE TO PURSUE POTENTIALLY HIGH-RISK, SURREPTITIOUS POLITICAL SPENDING THAT CAN PLACE LONG-TERM SHAREHOLDER VALUE AT RISK.

ISS states clearly at the beginning of its analysis that if "supported by fact," the coalition's concerns "would indicate the potential for conflicts especially in light of the company's alleged involvement in the funding of $86 million to the U.S. Chamber of Commerce." Yet, without giving any meaningful countenance to the factual points put forward by concerned investors, ISS later concludes in favor of the board, deploying the proxy advisory industry's equivalent of "punting" the issue: the oft-used "we will continue to monitor" text.

Unfortunately, it is difficult to monitor payments that go undisclosed. Moreover, it is potentially reckless to wait another year or more to address an issue that concerned investors demonstrate has already raised potentially serious misalignments between shareholders and management in the past, and could well do so again as the fate of the health care overhaul law and long-term sustainability of the health industry is debated among lawmakers and other politicians.

ISS FAILS TO ADDRESS TWO KEY POINTS:

1) the substantial nature of special assessments paid to trade associations and the gaping holes that this refusal to disclose leaves in current disclosure; and
2) the misalignment between WellPoint's past political spending and the long-term interests of shareholders, and the risks that undisclosed funding could again be misaligned in the current environment.

It is critical that shareholders recognize that special assessments are not, as the company claims, de minimis, and the risks to shareholders not confined to what ISS

1900 L Street NW, Suite 900 Washington, DC 20036 - 330 W. 42nd Street, Suite 900 New York, NY 10036
                                  202-721-6060
                          www.ctwinvestementgroup.com
sees as 'reputational risks' but, instead, more fundamental: the potential misalignment with long-term value creation, a discussion of which is notably absent in the ISS report. Paramount is our concern that the company's contributions were in conflict with its public positions on health care that WellPoint articulated to investors and the general public, and the interests of long-term investors. This is hugely problematic and yet receives no attention in ISS's analysis.

Both failures are on display in ISS's conclusion that our critique is "based on historical events [the debate on health care reform] that do not appear to have harmed shareholder value." First, the company's expenditures to defeat health care reform are the most egregious case we know of surreptitious corporate spending, which only came to light because of dogged journalism. It is precisely because the company does not fully disclose its political spending that investors do not have information on current spending. Second, the debate over health care reform is hardly a "historical" event that now lives solely in the past. Whether such spending is taking place currently is particularly important to investors given the uncertainty over health care reform and the ramifications to the business if all or parts of the reform law are repealed. Third, nowhere in ISS's analysis are the risks outlined by the coalition discussed; indeed the analysis makes no mention of shareholder value in the evaluation of our concerns, leaving no foundation for ISS's conclusion that shareholder value has not been harmed.

It is vital to note that ISS prefers to limit the discussion of risks from a lack of transparency to reputational risk, evidenced by its extensive discussion of the American Legislative Exchange Council, ALEC, rather than the more fundamental concern about business (mis)alignment and the potential conflict between the short-run interests of executives in defeating health reform verses the long-term interests of shareholders in building a sustainable business. To be clear, we believe reputational risk is an issue, yet the concerns that elevated WellPoint's spending to an issue on directors relates to the business alignment and long-term shareholder value.

ISS's failure to understand the shortcomings of WellPoint's current disclosure and the potentially serious understating of the company's political activities becomes clear when ISS recommends against the political disclosure proposal (Item No. 4), despite a policy bent towards support for such proposals. ISS claims that WellPoint's '"shareholders are provided with information to enable them to generally evaluate the company's political contributions . . . .the risks and benefits of the company's political participations and the company's management of those risks and benefits." ISS, however, fails to explain how shareholders can understand what WellPoint is doing in this area when potentially millions of dollars in undisclosed shareholder funds may be supporting efforts at odds with shareholders' long-term interests.

CTW INVESTMENT GROUP CONTINUES TO RECOMMEND VOTES AGAINST JULIE HILL AND SUSAN BAYH

The Governance Committee, as ISS notes, is responsible for managing director-related conflicts. Given its apparent failure to adequately perform this role in the past as regards to political spending, and its failure to establish, as ISS now recommends, an independent committee to oversee political spending, we continue to recommend investors hold the only long-term member of the Governance Committee up for election under the classified board structure responsible - Julie Hill.

We also continue to recommend investors vote against Susan Bayh given the potential conflicts she embodies both past and present.

For more information, please contact michael.pryce-jones@changetowin.org.

Sincerely,

Richard Clayton

/s/ Richard W. Clayton III
Research Director, CtW Investment Group